SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Contracting of the construction and chartering of drilling rigs with EAS and Sete Brasil S.A.

Rio de Janeiro, February 11th, 2011 – Petróleo Brasileiro S.A. – Petrobras informs that it has approved the construction and chartering of the first package of seven drilling rigs to be built in Brazil, in line with the international market cost.

The winner was Estaleiro Atlântico Sul (EAS), located in Pernambuco State.  The total amount was US$ 4,637,000,130.00, which corresponds to a reduction of $ 13,000,000.00 with respect to its original offer, and a unit price of US$ 662,428,590.00. The first drilling rig is expected to come into operation in 2015.

This package is part of the bidding process which aims to contract up to 28 (twenty-eight) drilling rigs, to be used mainly in the pre-salt area and to meet Petrobras´ demand for its long-term drilling program.

Petrobras will assign the construction contract with EAS to Sete Brasil S.A (Sete BR) with which company it will execute the charter agreements of the rigs. Sete Brasil S.A. is a Brazilian company with 90% participation of a Equity Fund (FIP Sondas), managed by Caixa Econômica Federal (CEF) and which will have pension funds and Brazilian investment banks as investors. Petrobras will own 10% of participation in Sete BR.

Sete BR will have some companies with expertise to operate the rigs and provide the services to be hired by Petrobras as partner and co-owners of the rigs.  The daily rates, including the service fees, are estimated to be between US$ 430 thousand and US$ 475 thousand a day.

The financial funds required by Sete BR will come from equity sources and long-term financing provided by the BNDES (Brazilian Development Bank), which will finance up to 100% of the Brazilian content of goods and services in the construction of each drilling rig.  The additional funds will be provided by the international export credit agencies and commercial banks. A performance guarantee to be hired by EAS and a credit guarantee to be hired by Sete BR with the Brazilian Fund for Vessels Constructions - FGCN (Fundo Garantidor de Construção Naval) will give support to the contracts.

Furthermore, the bidding for contracting up to two drilling rigs was cancelled, given that the offers presented was not considered competitive by the Company.

www.petrobras.com.br/ri

  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

The third bidding process, intended for contracting the chartering of packages up to 4 (four) drilling rigs, is still under analysis and should be completed in no more than 30 (thirty) days.

www.petrobras.com.br/ri

  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.